FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: March 5, 2006	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	TSX:SLW
March 5, 2006	AMEX:SLW

RECORD SILVER RESERVE AND RESOURCE LEVELS ACHIEVED AT LUISMIN

Silver Wheaton Corp. (Vancouver, British Columbia) is pleased to report record levels of silver reserves and resources at the Luismin mines in Mexico. At December 31, 2005, the Luismin mines had proven and probable silver reserves of 45.4 million ounces, measured and indicated resources of 1.7 million ounces and inferred resources of 188.4 million ounces, an increase of 13% in reserves and 29% in inferred resources compared to December 31, 2004, after producing 7.7 million ounces during 2005.

Eduardo Luna, Chairman of the Company said: “With large increases in both reserves and resources at the San Dimas mine, we have demonstrated that the projected silver production growth at Luismin, to 13 million ounces by 2009, should be sustainable for the foreseeable future.”

Reserves - Luismin(1,4,5)
As of December 31, 2005	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	mt	g Ag/t	m oz	mt	g Ag/t	M oz	mt	g Ag/t	Mt
San Dimas	1.42	447	20.4	1.83	401	23.6	3.25	421	44.0
San Martin	0.31	47	0.5	0.58	46	0.9	0.90	47	1.3
Totals			20.9			24.5			45.4

Measured & Indicated Resources - Luismin(1,2,3,4,5)
As of December 31, 2005	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	mt	g Ag/t	m oz	mt	g Ag/t	M oz	mt	g Ag/t	Mt
San Dimas	-	-	-	-	-	-	-	-	-
San Martin	0.02	204	0.2	0.20	234	1.5	0.22	231	1.7
Totals			0.2			1.5			1.7

Inferred Resources – Luismin(1,2,3,4,5)
As of December 31, 2005	INFERRED
	Tonnage	Grade	Contained
SILVER	mt	g Ag/t	Mt
San Dimas	17.27	321	178.1
San Martin	2.87	111	10.3
Totals			188.4

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2005 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.

All Mineral Resources are exclusive of Mineral Reserves.

3.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.

The Qualified Person for the San Dimas and San Martin Mineral Reserve and Mineral Resource estimates as defined by National Policy 43-101 is Renaldo Rivera, AusIMM, an employee of Luismin, S.A. de C.V.  Randy V.J. Smallwood, P.Eng., currently the Vice President of Corporate Development for Silver Wheaton Corp., has audited the estimates.

5.

Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows;

a.

US$6.00 Silver

San Dimas and San Martin reserves

b.

US$7.00 Silver

San Dimas and San Martin resources

Information regarding the silver reserves and resources at the Zinkgruvan Mine in Sweden and the Yauliyacu Mine in Peru will be published when available, expected to be during April, 2006.

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  The Company expects to produce 15 million ounces of silver in 2006, growing to 20 million ounces in 2009.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Readers should refer to the annual information forms of Silver Wheaton for the year ended December 31, 2004, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2005 available at www.sedar.com, for further information on the Luismin Mines.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com